UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On October 31, 2023, Atlas Corp. (the “Company”) issued a press release announcing that it has completed the redemption (the “Redemption”) of all of the Company’s issued and outstanding Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, Series I, par value of $0.01 per share (the “Series I Preferred Shares”). All six million outstanding shares of the Series I Preferred Shares (CUSIP: Y0436Q158) were redeemed at a price of $25.00 per share on October 30, 2023. A copy of the press release announcing the completion of the Redemption is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: October 31, 2023	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer

INDEX

Number	Exhibit

99.1	Press release, dated October 31, 2023